EXHIBIT (a)(1)(D)

Today Skyworks is announcing an important and exciting opportunity for all employees who have Skyworks’ employee stock options.

As you know, the equity markets have been incredibly volatile for the past few years. Many companies have seen the value of their stock decline 50% or more during this time. This has not been limited to U.S. companies, but has affected equity markets worldwide. This decline in the value of stock has impacted stock option programs in many organizations.

In response to this situation, and in a continuing effort to reward valued employees for their important contributions to Skyworks’ success, we are announcing a voluntary employee stock option exchange program designed to provide eligible employees with the potential to restore stock option value in the future.

We will be mailing more detailed information about this program to you, including an Offer Document (with Questions & Answers), an Election Form and a Withdrawal Form. This information will be mailed to your home address or, if you are an employee located outside the United States, to your local Human Resources Manager for distribution. These documents present, in depth, the possible benefits and risks of, and explain how to participate in, the program.

Before you receive your offer package, we encourage you to view your options on line at either www.optionslink.com or www.melloninvestor.com. If you have not activated you E*Trade account, please do so as soon as possible. Instructions for account activation are located on the Skylink Intranet site under Stock Administration.

Speaking for all of Skyworks management, we continue to believe that the company’s longer-term opportunities for growth are as good as ever. We want to provide the best ways to reward our talented and dedicated employee teams for focusing and delivering on these opportunities.

Sincerely,

David J. Aldrich
President and Chief Executive Officer